         UNITED STATES OF AMERICA
                  Before the
SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

         In the Matter of

NATIONAL FUEL GAS COMPANY                                     THIRD
NATIONAL FUEL GAS SUPPLY CORPORATION                          CERTIFICATE
NATIONAL FUEL RESOURCES, INC.                                 PURSUANT TO
SENECA RESOURCES CORPORATION                                  RULE 24
UPSTATE ENERGY INC.

File No. 70-9525
(Public Utility Holding Company Act of 1935)
--------------------------------------------

         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National"),  and its subsidiary,  Seneca
Resources Corporation ("Seneca"), in the Application-Declaration on Form U-1, as
amended,  ("Application-Declaration") in SEC File No. 70-9525, have been carried out in  accordance  with the  terms  and  conditions,  and for the  purposes  as represented by said Application-Declaration, and the Order of the Securities and
Exchange Commission  ("Commission")  (HCAR No. 35-27114 dated December 16, 1999)
with respect thereto, as amended.

I.       Name and Purpose of Foreign Energy Affiliates
         Formed Or In Which Interests Were Acquired:
         ------------------------------------------

         During the quarter ended December 31, 2000 ("Quarter"), no new "Foreign
Energy   Affiliates"   were   acquired.    National   Fuel   Exploration   Corp.
("Exploration"),  a  wholly-owned  subsidiary of Seneca  Resources  Corporation, continues to be the only "Foreign Energy Affiliate" in the National system.

II.      Foreign Energy Affiliate Financial Statements:
         ---------------------------------------------

         The following exhibits are attached to and made a part of this
Certificate:

                  Exhibit A - Income Statement of Exploration for the quarter ended December 31, 2000

                  Exhibit B - Balance Sheet of Exploration as of December 31,
                              2000

III.     Description of Specific Activities:
         ----------------------------------

         During the Quarter, Exploration continued to operate its oil and gas exploration and production business in Canada.

IV.      Percentage of Revenues Attributable to the Sale of Energy Commodities
         in Canada:
         ---------

         During the Quarter, Exploration's Canadian oil sales represented
approximately   37.16%  of  the  total  revenues   generated  by  Seneca  (on  a
consolidated basis, net of hedging) from the sale of oil.

         During the Quarter, Exploration's Canadian natural gas sales represented  approximately 1.79% of the total revenues generated by Seneca (on a consolidated basis, net of hedging) from the sale of natural gas.

         IN WITNESS WHEREOF, the undersigned companies have caused this
Certificate to be executed as of this 12th day of February, 2001.

                              NATIONAL FUEL GAS COMPANY

                              By:  /s/ P. C. Ackerman
                                 ----------------------------------------------
                                 P. C. Ackerman,
                                 President

                              SENECA RESOURCES CORPORATION

                              By:  /s/ J. A. Beck
                                 ----------------------------------------------
                                 J. A. Beck,
                                 President